Hancock Investment Services, Inc. and Subsidiaries
(A wholly owned subsidiary of Whitney Bank)
Information Relating to Possession or Control Requirements Pursuant to
Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2015   **Schedule III**

The Company claims exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule

See report of independent registered public accounting firm.